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SEC FILE NUMBER
8- ~~01-32213~~ 24688

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Infonnation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Beneficial Capital, Inc.

RECEIVED FEB 28 2002

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Bradley Road Suite 205
(No. and Street)

Woodbridge (City) Connecticut (State) 06525 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Schatz 1-800-544-3301
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernardi & Company, LLC
(Name - if *individual, state last, first, middle name)*

231 Farmington Avenue (Address) Farmington (City) Connecticut (State) 06032 Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claimsfor exemptionfrom the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91)

potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OLYD4S control number.

UK 3-18-02

OATH OR AFFIRMATION

I, Richard Schatz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beneficial Capital, Inc., as of December 31, 2001, 192001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



signature

Title



Notary Public

My Commission Expires June 30, 2004

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 156-3.
- ☒ 0) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BERNARDI & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA
JOSEPH A. BERNARDI, CPA
MICHAEL W. FAGIN, CPA
ROBERT W. FALCE, CPA
ROBERT H. LONDON, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@bernardi-cpa.com

MANCHESTER, CONNECTICUT
TEL: (860) 646-5384

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
Beneficial Capital, Inc.
1 Bradley Road, Suite 205
Woodbridge, Connecticut 06525

We have audited the accompanying statement of financial condition of Beneficial Capital, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beneficial Capital, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 1 through 3 are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We are not independent with respect to Beneficial Capital, Inc.

Respectfully submitted,
Bernardi & Company, LLC
BERNARDI & COMPANY, LLC
Certified Public Accountants
January 22, 2002

We present the following report as of December 31, 2001:

Exhibit A -	Statement of Financial Condition as of December 31, 2001.
Exhibit B -	Statement of Income for the Year Ended December 31, 2001.
Exhibit C -	Statement of Changes in Stockholder's Equity for the Year Ended December 31, 2001.
Exhibit D -	Statement of Cash Flows for the Year Ended December 31, 2001.
	Notes to Financial Statements.
Schedule 1-	Computation of Net Capital and Basic Net Capital Requirement Pursuant to Rule 15c3-1, as of December 31, 2001.
Schedule 2-	Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1(c), as of December 31, 2001.

EXHIBIT A

BENEFICIAL CAPITAL, INC.
WOODBRIDGE, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Assets:		
Cash in banks	$ 22,382	
Commissions and interest receivable	21,445	
Marketable securities	11,700	
Other assets	1,507	
TOTAL ASSETS		$ 57,034

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$ 30,898	
Accrued taxes	2,477	
Total Liabilities		$ 33,375
Commitments and Contingencies		
Stockholder's Equity:		
Common stock, no par, 5,000 shares authorized, 200 shares issued and outstanding	200	
Paid-in capital	87,308	
Accumulated deficit	(63,849)	
Total Stockholder's Equity		23,659
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 57,034

See Accompanying Notes

EXHIBIT B

BENEFICIAL CAPITAL, INC.
WOODBRIDGE, CONNECTICUT
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Gross Revenues		$ 389,914
Operating Expenses:		
Clearing expenses	89,060	
Salaries - officer	76,500	
Salaries - others	4,423	
Payroll taxes	8,161	
Rent and utilities	16,162	
Insurance	28,679	
Dues and subscriptions	3,530	
Annual report fees	75	
Office, computer and internet expenses	16,616	
Communication and telephone	7,643	
Professional fees	12,754	
Auto and travel	18,485	
Filing fees	4,794	
Advertising and promotion	8,891	
Miscellaneous	748	
Taxes - property	188	
Broker, outside services and consulting fees	110,626	
Total Operating Expenses		407,335
Loss Before Other Income (Loss)		(17,421)
Other Loss:		
Loss on abandonment of assets		(4,100)
Net Loss Before Income Taxes		(21,521)
Provision for income taxes		(250)
Net Loss for Year		$ (21,771)

See Accompanying Notes

EXHIBIT C

BENEFICIAL CAPITAL, INC.
WOODBRIDGE, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2001	$ 200	$ 134,161	$ (42,078)	$ 92,283
Net loss for the year	-	(46,853)	(21,771)	(68,624)
Balance, December 31, 2001	$ 200	$ 87,308	$ (63,849)	$ 23,659

See Accompanying Notes

EXHIBIT D

BENEFICIAL CAPITAL, INC.
WOODBRIDGE, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
Increase (Decrease) in Cash

Cash Flows From Operating Activities:		
Net loss for the year		$ (21,771)
Adjustments to reconcile net loss to cash provided by operating activities:		
Depreciation	$ -	
Loss on abandonment of assets	4,100	
Unrealized trading account loss	2,796	
Changes in assets and liabilities:		
Increase Decrease in Assets and Liabilities:		
Commissions and interest receivable	20,556	
Investments	(747)	
Other assets	5,153	
Accounts payable	13,946	
Accrued taxes	(3,479)	
Total Adjustments		42,325
Net Cash Provided by Operating Activities		20,554
Cash Flows Used In Investing Activities:		
Investment - exchange/transfer		(1,302)
Cash Flows Used In Financing Activities:		
Distribution of paid-in capital		(46,853)
Net Decrease in Cash		(27,601)
Cash at the Beginning of Year		49,983
Cash at End of Year		$ 22,382
Supplemental Disclosure of Cash Flow Information:		
Cash paid (refunded) during the year:		
Income taxes		$ (1,400)
Interest		$ -

See Accompanying Notes

BENEFICIAL CAPITAL, INC.
WOODBRIDGE, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS

Note 1 - Business Description:

Beneficial Capital, Inc. (the "Company") operates as a broker-dealer from a single office in Woodbridge, Connecticut. The Company provides investment brokerage services to customers primarily throughout Connecticut and the surrounding states, involving debt and equity instruments, as well as mutual funds. The Company manages a market-timing program for customers who invest in certain investment vehicles (based on key economic indicators) and an insured investment program. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC).

Note 2 - Accounting Policies:

A. Method of Accounting:

The Company maintains its records using the accrual basis method of accounting. It is the Company's policy to follow generally accepted methods of accounting for securities transactions.

B. Securities Transactions:

The statement of financial condition reflects all securities positions on a settlement-date basis, which is not materially different from a trade-date basis. In determining profit and loss, unrealized gains and losses on all securities transactions and related commissions are recognized on a trade-date basis.

C. Commissions Receivable:

The Company segregates its commissions receivable for amounts due within 30 days and amounts that are due for over 30 days for purposes of its net capital computation for regulatory reporting.

D. Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. Under Rule 15c3-1, the Company must maintain "net capital" as defined in the Rule equal to the greater of 6 2/3% of aggregate indebtedness or $5,000. The Company would be precluded from the distribution of equity capital if net capital were less than 10% of such indebtedness.

E. Aggregate Indebtedness and Net Capital:

As of December 31, 2001, the Company had net capital of $15,686, which was $10,686 in excess of the minimum requirement.

F. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Accounting Policies (Continued):

G. Cash and Cash Equivalents:

The Company holds all its cash in accounts that are subject to immediate withdrawal. Cash equivalents are financial instruments with maturities of less than 90 days. During the period covered by these financial statements, the Company did not invest in financial instruments classified as cash equivalents.

Note 3 - Clearing Arrangements:

The Company clears security transactions through Investec Ernst & Company ("Investec"), whereby Investec carries the cash, securities and margin accounts of the customers of the Company on a fully disclosed basis. The Company clears some of its mutual fund transactions through Millenium Trust Company, LLC ("MTrust"), whereby MTrust carries the cash and security accounts of the customer on a fully disclosed basis. Under terms of the agreements, Investec and MTrust execute transactions in the customers' accounts as requested by the Company and reflect transactions executed by the Company, prepare confirmations and summary monthly statements, settle contracts and transactions in securities and perform certain cashiering functions, including receipt and delivery of securities. All uncollectible customer receivables are netted against commissions payable to the Company.

Note 4 - Commissions and Interest Receivable:

Commissions and interest receivable are recorded as allowable (under 30 days) and non-allowable (over 30 days) for regulatory reporting purposes. The commissions receivable as of December 31, 2001 were $21,445.

Note 5 - Lease Commitments:

The Company conducts its operations from leased premises and leases certain office equipment. Certain leases contain renewal options and provide for the Company to pay utilities, insurance, taxes and maintenance. Total rental expense for the year ended December 31, 2001 was $14,100. As of December 31, 2001, future minimum lease payments under non-cancelable operating leases were as follows:

2002	$ 14,580
2003	$ 14,580
2004	$ 13,365

Note 6 - Income Taxes:

The provision for income taxes is comprised entirely of corporate income taxes due to the State of Connecticut.

Note 7 - Related Party Transactions:

Securities Transactions:

The Company from time-to-time enters into buy, sell or services transactions with affiliated persons or companies. Management believes all such transactions are completed at terms that would be comparable to those concluded with non-related parties.

Note 8 - Trading Account:

The Company from time-to-time buys and sells securities in the normal course of its business. Net gains or losses are reflected in these financial statements as the difference between the purchase and selling prices.

Note 9 - Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk:

In the normal course of business, the Company enters into various debt and equity transactions as principal or agent. The execution, settlement and financing of those transactions can result in off-balance sheet risk or concentration of credit risk. In connection therewith, the Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

In the normal course of business, the Company's customer and corresponding clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions, when necessary.

Note 10 - Litigation:

The Company had filed a $4,200,000 lawsuit against two mutual fund management companies for breach of contract. Binding arbitration hearings yielded an award in favor of the Company in the amount of $525,000. Related legal fees, as well as expert witness and arbitration costs, total $429,000.

Although the Company has received a judgment in the amount of $100,000 from two of the parties connected to the claim, management has been forced to bring suit against both parties in order collect on such judgment.

BENEFICIAL CAPITAL, INC.
WOODBRIDGE, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

Stockholder's Equity		$ 23,659
Less - Nonallowable assets:		
Other nonallowable assets	$ 1,477	
Total Nonallowable Assets		1,477
Net Capital Before Haircuts on Securities Positions		22,182
Less: Haircuts on securities		6,496
Net Capital		15,686
Less: Net capital requirement (greater of $ 2,225 6 2/3% of aggregate indebtedness of $ 33,375 or $5,000)		5,000
Net Capital in Excess of Requirement		$ 10,686

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 15,686
Adjustments	-
Net Capital	$ 15,686

SCHEDULE 2

BENEFICIAL CAPITAL, INC.
WOODBRIDGE, CONNECTICUT
COMPUTATION OF AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1(c)
DECEMBER 31, 2001

Total Liabilities	$	33,375
Exclusions from aggregate indebtedness		-
Aggregate Indebtedness	$	33,375

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (unaudited) FOCUS report	$	33,375
Adjustments		-
Aggregate Indebtedness	$	33,375



BERNARDI & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA
JOSEPH A. BERNARDI, CPA
MICHAEL W. FAGIN, CPA
ROBERT W. FALCE, CPA
ROBERT H. LONDON, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@bernardi-cpa.com

MANCHESTER, CONNECTICUT
TEL: (860) 646-5384

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Beneficial Capital, Inc.
1 Bradley Road Suite 205 Box 3528
Woodbridge, CT 06525

In planning and performing our audit of the financial statements of Beneficial Capital, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Beneficial Capital, Inc., the Securities and Exchange Commission and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Bernardi & Company, LLC

BERNARDI & COMPANY, LLC
Certified Public Accountants

January 22, 2002